EX-12.1: STATEMENT RE COMPUTATION OF RATIOS
Epicept Corporation
Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

						Six Months Ended
	Years Ended December 31,					June
	2003	2004	2005	2006	2007	2008
Earnings:
Operating Loss	(10,035)	(7,883)	(7,499)	(65,453)	(28,689)	(13,840)
Fixed Charges	4,672	2,768	2,029	5,873	2,816	1,115

Earnings	(5,363)	(5,115)	(5,470)	(59,580)	(25,873)	(12,725)

Fixed Charges:
Interest Expense	4,593	2,670	1,906	5,046	1,772	624
Amort. of Debt	10	29	53	291	515	226
Rent Exp	69	69	70	536	529	265

Total of Fixed Charges	4,672	2,768	2,029	5,873	2,816	1,115

Ratio of earnings to fixed charges	Note 1	Note 1	Note 1	Note 1	Note 1	Note 1

Deficiency of earnings to fixed charges	(10,035)	(7,883)	(7,499)	(65,453)	(28,689)	(13,840)